# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Delcath Systems, Inc., CIK 0000872912
CUSIP: 24661P807
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 566 Queensbury Avenue,, Queensbury,, New York (NY), 12804
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 750,195; shared voting power 0; sole dispositive power 750,195; shared dispositive power 0; aggregate amount beneficially owned 750,195 (2.2% of the class)
  Comment: (1) The number represents shares of common stock, par value $0.01 per share (the "Common Stock") of Delcath Systems, Inc. (the "Issuer") held of record by Vivo Opportunity Fund Holdings, L.P. as of March 31, 2025. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) Based on 34,826,183 shares of Common Stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 750,195; shared voting power 0; sole dispositive power 750,195; shared dispositive power 0; aggregate amount beneficially owned 750,195 (2.2% of the class)
  Comment: (1) The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. as of March 31, 2025. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) Based on 34,826,183 shares of Common Stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025.

## Item 1. Issuer
Name of issuer: Delcath Systems, Inc.
Address of issuer's principal executive offices: 566 Queensbury Avenue, Queensbury, NY 12804

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 750,195

Vivo Opportunity, LLC: 750,195
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 0

Vivo Opportunity, LLC: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 750,195

Vivo Opportunity, LLC: 750,195
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 0

Vivo Opportunity, LLC: 0

Percentage of Common Stock Outstanding

Vivo Opportunity Fund Holdings, L.P.: 2.2%

Vivo Opportunity, LLC: 2.2%

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)